Geoffrey T. Chalmers, Esq.
Attorney at Law

33 Broad Street
Suite 1100
Boston, MA 02109

Tel (617) 523-1960
Fax (617) 227-3709
e-mail: chalm@worldnet.att.net

Duc Dang, Esq.
Division of Corporation Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, D.C. 20549 - 7010

October 1, 2007

Re: WFG Real Estate Income Fund, LLC
Amendment to Offering Statement on Form 1-A Filed June 25, 2007
File No. 24-10163

Dear Mr. Dang:

      We have the responses set forth below to the comments set forth in your letter of July 27, 2007. We have clearly marked by large black numerals on the enclosed filing exactly where the changes have been made in response to your comments. Our responses are as follows:

1. We have revised Item 4. See "Form 1-A," Part I, Notification, Item 4. The registrant plans to conduct the offering in selected states as set forth below. As indicated, we have listed for each state whether we intend to register the offering in that state or whether we are relying on an exemption. For your convenience we have attached copies of the actual exemptions on which we are relying.

State	Exemption/Registration
Alabama	Registration
Georgia	Transaction Exemption
Mississippi	Registration
North Carolina	Registration
South Carolina	Registration
Tennessee	Registration by Coordination
Virginia	Registration

2. We have revised the language. See "Who should Invest." Please see below a reference chart to the state suitability standard for each state listed above.

State   Suitability Standard/reference

Alabama: North American Securities Administrators Association (NASAA)
Georgia: Fund must make disclosures required under state securities law.
Mississippi: NASAA
North Carolina: Title 18, Ch. 6, §1313 of North Carolina Administrative Code
South Carolina: NASAA
Tennessee: NASAA
Virginia: NASAA

3. The language has been revised. See "Allocations and Distributions." The Manager will exercise its discretion in allocating fees to investor accounts. Generally the Manager will allocate to the accounts uniformly in accordance with each investor's percentage interest. Occasionally the Manager may reduce or waive an allocation based on the size of the investment or whether the investor is an officer or director of the Manager or a family member of an officer or director. If an allocation is reduced, the Manager's fee is also reduced by the amount of the reduction.

4. The language in the Operating Agreement has been revised. See "Operating Agreement," Article V, Section 5.5 Capital Accounts; Allocations. The language has been revised to read as follows: "based on the size of the investment or whether the investor is an officer or director of the Manager or a family member of an officer or director. If an allocation is reduced, the Manager's fee is also reduced by the amount of the reduction."

5. The language has been revised. See "Management." The revised language is as follows: "The Fund may invest in properties in which Mr. Raike has a direct interest. Such investment will be undertaken at prices supported by independent third party appraisals and in such a way as to minimize as much as possible any conflict of interest."

6. The language has been revised. See "Business of the Fund." The revised language is as follows: "Mr. Raike and his affiliates have not sponsored investment programs that raised funds from passive investors in order to invest in real estate."

7. The language has been revised. See "Business of the Fund." The revised language is as follows: "An 'equity kicker' is an equity participation interest in the project usually added to a real estate loan in order to give the lender added income."

8. The language has been revised. See "Business of the Fund." We have added the phrase "to the Fund" to clarify that it is the Fund that would initially be receiving the returns from the investments.

9. See the language in section entitled "Business of the Fund." The goal of the Fund is to provide financing for the acquisition and development of commercial and residential real estate. The Manager's strategy is to invest in commercial and residential real estate which the Manager believes to be undervalued.

10. Please see "Use of Proceeds." Proceeds not immediately used to invest in a Project(s) will be place in an interest bearing money market account.

11. The language has been revised. See "Plan of Distribution." We have revised the section to disclose that "Mr. Raike is President of Woodstock Financial Group, Inc., a FINRA registered broker dealer." As such he is participating in this offering as an "associated person" of a FINRA registered broker dealer and subject to its supervision and is not required to be independently registered individually with any self regulatory organization. We had previously explained why he is not required to be registered in our previous response. Under Section 15(a) of the 1934 Act, if you are associated with a broker dealer (as Mr. Raike is) your are automatically treated as a "broker" (and not exempt under Rule 3a4-1) but you don't have to register separately as a broker under Section 15(b). That's because you are already "associated" with a registered broker dealer.

12. The definition of an "underwriter" in Section 2(11) makes it very clear that it does not include "a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors' or sellers' commission." Mr. Raike is not taking any security from the Company and redistributing it. All securities are original issue. Mr. Raike will receive absolutely nothing in the way of commissions or any other remuneration in connection with this offering. It is well settled, in any case, that officers and directors of the issuer who do not sell the issuer's securities full time and receive no special compensation in connection with an offering are not "underwriters." See, Eg. Cleveland Electric Illuminating Co. WSB No. 041188004, April 11, 1988. The Staff noted in that letter that the persons who sign the registration statement have "issuer" liability. Mr. Raike has signed the Form 1-A on behalf of the issuer and registrant in this case and is, therefore, considered an "issuer" rather than an "underwriter" for purposes of 1933 Act liability.

13. Woodstock Financial Group, Inc. is not participating in this Regulation A offering. As it is not participating it is not required to obtain a "no objection" letter from FINRA.

4

Please be kind enough to process this filing and let us go. We have now been over 9 months in trying to clear what is really a relatively simple offering. No one is a crook or a scam artist. We are all committed to following the regulations. Why is it so difficult to understand what we are doing?

We appreciate all the careful work that has been done to clarify the disclosures. But now it is time to allow us to utilize Regulation A as a small business, in the manner in which it was intended.

If there is anything further you need, please let us know.

Sincerely,



Geoffrey T. Chalmers

cc: William J. Raike